LIPOCINE INC.

November 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Gabor

Re:	Lipocine Inc.—Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-220942)

Dear Mr. Gabor:

Reference is made to our letter, filed as correspondence via EDGAR on November 8, 2017, in which we requested the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-220942) (the “Registration Statement”) of Lipocine Inc. to Friday, November 10, 2017, as of 4:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any comments or questions to our counsel, Dorsey & Whitney LLP, by calling Michael Newton at (801) 933-4037.

Very truly yours,

LIPOCINE INC.

/s/ Morgan R. Brown

Morgan R. Brown

Executive Vice President and Chief Financial Officer